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Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com
October 22, 2010
Filed Via Edgar
Michael Seaman
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561
Re:	Independent Bank Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed October 5, 2010 File No. 333-169200
Dear Mr. Seaman:
     On behalf of Independent Bank Corporation, a Michigan corporation (“IBC”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2010 with respect to the above-referenced registration statement on Form S-1, filed by IBC on September 3, 2010, as amended by Amendment No. 1 filed on October 5, 2010 (as amended, the “Registration Statement”), in connection with the resale of its shares of common stock by Dutchess Opportunity Fund, II, LP (“Dutchess”), pursuant to an Investment Agreement between IBC and Dutchess, dated July 7, 2010 (the “Investment Agreement”).
     In connection with this response, IBC is also filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the responses set forth below, as appropriate.
     To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 2.

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2010

Form S-1/A Filed October 5, 2010
Equity Line with Dutchess, page 6
1.	We note your response to comment 7 in our letter dated September 27, 2010. Please revise to disclose why you chose the particular dollar amount of the equity line with Dutchess.

We have made this revision to Amendment No. 2. Please see the revision on page 7.

2.	We note your response to comment 8 in our letter dated September 27, 2010. Please revise to disclose whether any fees and/or commissions are payable at the time of any put.

We have made this revision to Amendment No. 2. Please see the revision on page 7.
Risk Factors
General
3.	We note your response to comment 10 in our letter dated September 27, 2010. Please provide us with written confirmation of Treasury’s concurrence with your analysis prior to requesting acceleration of effectiveness of the registration statement.
          IBC will provide such confirmation to the Staff prior to requesting acceleration of effectiveness of the Registration Statement.
We are registering the resale of 1,502,468 shares of common stock ... page 20
4.	Based on your response to comment 14 in our letter dated September 27, 2010, it appears that you expect Dutchess to immediately resell all of the shares of IBC common stock issued to Dutchess under the investment agreement. Please revise this risk factor to clarify, if accurate, that Dutchess is currently expected to immediately resell all shares of common stock put to Dutchess under the investment agreement.

We have made this revision to Amendment No. 2. Please see the revision on page 20.

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2010

Selling Stockholder, page 29
5.	We reissue comment 14 in our letter dated September 27, 2010.
          We have made revisions to Amendment No. 2 as discussed with the Staff on October 18, 2010. Please see the revisions on page 29.
* * * * *
     IBC has advised us that it acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IBC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IBC may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions regarding this letter or Amendment No. 1, please contact me at (616) 336-6851, Seth Ashby at (616) 336-6726, or Robert Shuster, Chief Financial Officer of IBC, at (616) 522-1765.

Very truly yours, Varnum LLP

Kimberly A. Baber
c:	Robert N. Shuster